UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	28 May 2025 - Results of Haleon 2025 Annual General Meeting

99.1

Haleon plc: Results of Haleon 2025 Annual General Meeting

28 May 2025: Haleon plc (the "Company" or "Haleon) (LSE/NYSE: HLN) announces that the following resolutions were decided by poll vote at the Company's 2025 Annual General Meeting ("AGM") which was held today.

Resolutions 19, 20, 21 and 22 were passed as special resolutions; all other resolutions were passed as ordinary resolutions. Full text of the resolutions is contained in the Company's Notice of AGM, which is available at www.haleon.com.

Haleon plc - Poll Results

Resolution		Votes for	For (% of shares voted)	Votes against	Against (% of shares voted)	Total votes cast (excluding withheld)	% of issued share capital voted1	Votes withheld2
1	To receive the Annual Report & Accounts	7,517,144,325	99.99	842,368	0.01	7,517,986,693	83.48	65,369,244
2	To approve the Directors' Remuneration Report	7,428,243,215	98.73	95,579,831	1.27	7,523,823,046	83.54	59,533,076
3	To declare a final dividend	7,524,186,981	99.99	923,515	0.01	7,525,110,496	83.56	58,245,442
4	To re-elect Sir Dave Lewis	7,498,843,821	99.66	25,860,104	0.34	7,524,703,925	83.55	58,652,013
5	To re-elect Brian McNamara	7,522,242,013	99.97	2,587,699	0.03	7,524,829,712	83.55	58,526,226
6	To elect Dawn Allen	7,483,140,783	99.45	41,558,848	0.55	7,524,699,631	83.55	58,654,043
7	To re-elect Manvinder Singh (Vindi) Banga	7,519,740,136	99.94	4,786,625	0.06	7,524,526,761	83.55	58,829,175
8	To elect Nancy Avila	7,516,944,426	99.90	7,674,923	0.10	7,524,619,349	83.55	58,736,587
9	To re-elect Marie-Anne Aymerich	7,516,731,352	99.91	6,797,652	0.09	7,523,529,004	83.54	59,826,931
10	To elect Bláthnaid Bergin	7,520,233,253	99.94	4,257,800	0.06	7,524,491,053	83.55	58,864,884
11	To re-elect Tracy Clarke	7,500,339,471	99.68	24,261,558	0.32	7,524,601,029	83.55	58,754,908
12	To re-elect Dame Vivienne Cox	7,509,748,919	99.80	14,871,809	0.20	7,524,620,728	83.55	58,731,806
13	To re-elect Asmita Dubey	7,510,543,577	99.81	14,014,288	0.19	7,524,557,865	83.55	58,798,072
14	To elect Alan Stewart	7,522,008,446	99.97	2,330,160	0.03	7,524,338,606	83.55	59,005,235
15	To re-appoint KPMG as auditor of the Company	7,521,601,516	99.95	3,522,152	0.05	7,525,123,668	83.56	58,232,270
16	To authorise the Audit & Risk Committee to set the auditor's remuneration	7,522,283,299	99.97	2,583,886	0.03	7,524,867,185	83.55	58,488,752
17	To authorise the Company to make political donations	7,440,921,749	98.88	84,625,992	1.12	7,525,547,741	83.56	57,811,937
18	To authorise the Directors to allot ordinary shares	7,187,533,051	95.52	336,762,607	4.48	7,524,295,658	83.55	59,060,278
19	General authority to disapply pre-emption rights	7,213,281,442	95.88	309,833,429	4.12	7,523,114,871	83.53	60,241,065
20	Additional authority to disapply pre-emption rights	7,039,904,846	93.58	483,263,460	6.42	7,523,168,306	83.53	60,187,475
21	To authorise a 14-day notice period for general meetings	6,957,683,132	92.46	566,988,704	7.54	7,524,671,836	83.55	58,684,099
22	To authorise the Company to purchase its own shares	7,516,118,031	99.92	5,793,689	0.08	7,521,911,720	83.52	61,444,405

1 For the purposes of section 341 of the Companies Act 2006, as at 6:30pm (BST) on Friday 23 May 2025, Haleon's issued share capital was 9,010,139,389 ordinary shares of £0.01 each, 4,080,205 of which were held as treasury shares. Therefore, the total voting rights in the Company were 9,006,059,184.
2 A "Vote withheld" is not a vote in law and is not counted in the calculation of the votes "For" or "Against" a resolution.

As required by the UK Listing Rule 6.4.2R of the Financial Conduct Authority ("FCA"), copies of resolutions passed by the Company other than resolutions concerning ordinary business have been submitted to the FCA via the National Storage Mechanism and will shortly be available to the public for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: May 28, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary